 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(14 December 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 14 December 2016 re: Director/PDMR Shareholding

14 December 2016

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.

In this respect, the Group announces that, after the settlement of income tax liabilities and National Insurance contributions, 2,994 Shares were acquired on 14 December 2016 on behalf of António Horta-Osório in respect of his December 2016 salary. The acquisition price was 63.095 pence per Share.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the fourth quarter of 2016 under the Group's Fixed Share Award, as described in the Summary Remuneration Announcement. In this respect, the Group announces that, after the settlement of income tax liabilities and National Insurance contributions, Shares were acquired on 14 December 2016 on behalf of the PDMRs as listed in the table below. The acquisition price was 63.095 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Shares
António Horta-Osório	189,000
Juan Colombás	104,370
George Culmer	105,840
Andrew Bester	102,900
Karin Cook	85,260
Simon Davies	102,900
Antonio Lorenzo	104,958
Vim Maru	85,260
Zak Mian	108,430
David Oldfield	95,550
Matt Young	73,500

ENQUIRIES:
Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
1. Acquisition of Shares.  As described in the Summary Remuneration Announcement, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group
2. Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Acquisition of Shares	GBP00.63095	2,994
	Fixed Share Award	GBP00.63095	189,000

d)	Aggregated information - Aggregated volume - Price	191,994 GBP00.63095
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	104,370

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	105,840

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bester
2	Reason for the notification
a)	Position/status	Group Director & Chief Executive, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	102,900

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Director Operations
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	85,260

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	102,900

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	104,958

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Group Customer Products & Marketing
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	85,260

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Digital
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	108,430

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Retail and Consumer Finance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	95,550

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Young
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares in respect of the fourth quarter of 2016 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.63095	73,500

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 December 2016
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 14 December 2016